FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   6 March 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland 4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  Interim Results




                VIROTEC INTERNATIONAL LTD AND ITS CONTROLLED ENTITIES

                          HALF-YEAR FINANCIAL REPORTS

                               31 DECEMBER 2002


                           Index to Financial Reports



Directors' Report                                                                         2
Statement of Financial Performance for the half year ended 31 December 2002               5
Statement of Financial Position as at 31 December 2002                                    6
Statement of Cash Flows for the half year ended 31 December 2002                          7
Notes to and forming part of the Financial Statements                                     8
Directors' Declaration                                                                   10
Independent Review Report                                                                11




DIRECTORS' REPORT



The directors present their report and the consolidated financial report of the consolidated entity, being Virotec International Ltd (the "Company") and its controlled entities for the six months ended 31 December 2002 and the independent review report thereon.



DIRECTORS


The directors of the Company in office at the date of this report or who held office during or since the financial period are:



Name                       Position                              Period of directorship

Brian Sheeran              Chairman and Chief Executive Officer  Director since July 1997, appointed chairman July 1999
Bruno Bamonte              Director and Chief Financial Officer  Director since December 1997
John Glynn                 Non executive director                Director since March 2000
Prof. David McConchie      Non executive director                Director since July 2000
Dr Michael Nissen          Non executive director                Director since March 2000



PRINCIPAL ACTIVITIES



The principal activities of the consolidated entity during the financial period were the research, development and commercialisation of environmental technologies, and the provision of environmental services. The consolidated entity also owns certain mining and mineral exploration tenements.



REVIEW OF OPERATIONS



Significant achievements of the consolidated entity during the financial period were as follows: -



Research and development

The consolidated entity continued its commitment to further research, develop and commercialise the new applications of the BauxsolTM Technology and the development of the BaseconTM Technology.

The BauxsolTM Technology is able to bind trace metals and reduce acidity in water and soils and is platform in nature as it applies to industries where contamination by trace metals occurs and/or acidity is a concern. Work in the period has focussed on developing products and procedures related to industries outside of the mining industry, including agriculture, sewerage, aquaculture and tanneries.

During the half year new patent applications were lodged in relation to the ViroSewageTM Technology (Sewage Industry), and ViroPhosphateTM Technology (Agricultural Industry).

The BaseconTM Technology was developed and a patent application was lodged during the period. The technology describes a process for the treatment of residues, by-products and waste materials arising from alumina refineries.




Research, development and commercialisation of the BauxsolTM Technology and BaseconTM Technology and their various applications (the "Technologies") will be ongoing.

The total expenditure incurred for research and development (including commercialisation activities) during the period was $1,277,907, which was expensed in accordance with the consolidated entity's accounting policy.



Environmental services

With the successful development of a number of applications for the Technologies, environmental services will be provided broadly in accordance with the following product range and/or services:-

a)      ViroMine Products - product range developed for the mining industry

b) ViroFlow Products - product range developed for the treatment of wastewater from industrial sites including tanneries and electroplating.

c) ViroSoils Products - product range developed for the agricultural, fertiliser and aquaculture industries

d)      ViroSewage Products -  product range developed for the sewage industry

e) Laboratory and Analytical Services - analytical service provided to industry testing organic contaminants.

f) Alumina Services - service to the alumina industry relating to the treatment of their residue.



The consolidated entity has completed, or is in the process of completing, funded trials of the Technologies in the sewage, tannery, alumina and mining industries in Australia. These trials are intended to demonstrate the capacity and viability of the Technologies on a commercial basis and are important steps in the commercialisation process. The consolidated entity's strategy is to use the results of these trials to attract the appropriate strategic partners in the relevant industries to market the Technologies throughout the world.



During the half year the consolidated entity entered into a contract to treat an acid mine water body at Agua Forte, near Aljustrel, Portugal for EXMIN (Companhia de Industrie e Servicos Minieiros e Ambinetais SA). EXMIN is the principal company responsible for rehabilitating abandoned minesites in Portugal. This project was secured by our strategic partner in the region, TerraPlus Engenharia Do Ambiente E Fiscalizacao LDA. It is expected that this project will be completed during this financial year. During the period, the consolidated entity also completed a front end engineering design study of aspects of a proposed waste water treatment plant for the Port of Rotterdam in conjunction with our partner in that region, Montgomery Watson Harza sa/nv.



During the half year total revenue earned by this segment was $626,501 and the net result for this segment was a loss of $45,014.



Mining and exploration



The consolidated entity holds a number of mining leases and exploration permits on tenements in North Queensland and in the Drake area in New South Wales. These areas are at different stages of evaluation and planning. Work on these areas has been, and is planned to remain at the minimum required to protect the Company's interest in the leases.



The consolidated entity buys tin concentrates from small local miners and is utilising its infrastructure in North Queensland to prepare the concentrates for sale to a smelter. It is expected that this operation will cease during this financial year. During the financial period these operations have generated revenue of $480. The net result for mining and exploration was a loss of $138,849.





Looking forward

The consolidated entity will continue its research and development of further applications of its BauxsolTM Technology, BaseconTM Technology and other technologies related to environmental management and remediation.

The consolidated entity plans to expand its network of strategic alliances throughout the world to allow for the marketing of its Technologies in the most efficient and cost effective manner.

The consolidated entity will seek to retain a passive interest in its mining assets by finding joint venture partners to assist in the exploitation of the assets or by selling the assets and retaining an interest by way of royalty income.




Dated at Gold Coast this:  6th day of March 2003.

Signed in accordance with a resolution of the directors:



B. SHEERAN                                      B. BAMONTE
Chairman                                        Director




STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF YEAR ENDED 31 DECEMBER 2002



                                                                                    Consolidated
                                                                   Notes        2002            2001
                                                                                  $              $
                Revenue from sale of goods                                          9,600         97,918
                Revenue from rendering of services                                617,381        453,376
                Other revenues from operating activities                          323,581        223,849
                Total Revenue                                                     950,562        775,143
                Depreciation and amortisation expenses                          (153,002)      (129,359)
                Research and development expense                              (1,227,907)      (573,990)
                Mining Interests Expenses                                       (137,695)      (214,212)
                Employee costs and directors remuneration                       (719,683)      (608,767)
                Cost of rendering services                                      (619,684)      (317,648)
                Professional, consulting and advisors fees                      (347,323)      (505,461)
                Other Administration and Corporate expenses                     (577,018)      (399,300)
                Loss from ordinary activities before income tax               (2,834,748)    (1,973,594)
                Income tax related to operating loss                                    -              -
                Net loss                                                      (2,834,748)    (1,973,594)
                Basic loss per share (cents)                                        (1.7)          (1.4)
                Diluted loss per share (cents)                                      (1.7)          (1.4)


The statement of financial performance is to be read in conjunction with the notes to and forming part of the financial statements, as set out on pages 8 to 9.


STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2002


                                                                       Consolidated

                                                             31 December 2002     30 June 2002

                        Current Assets                               $                 $
                        Cash                                         8,771,071      11,896,720
                        Receivables                                    287,332         178,435
                        Inventory                                       16,884          16,884
                        Other                                           51,350         107,267
                        Total Current Assets                         9,126,636      12,199,306

                        Non-Current Assets
                        Receivables                                    555,585         555,781
                        Property, plant and equipment                1,282,945       1,266,714
                        Intangible asset                               798,143         849,635
                        Total Non-Current Assets                     2,636,673       2,672,130
                        Total Assets                                11,763,309      14,871,436

                        Current Liabilities
                        Payables                                       503,610         780,348
                        Provisions                                     113,190         109,831
                        Total Current Liabilities                      616,800         890,179
                        Non-Current Liabilities
                        Provisions                                     790,000         790,000
                        Total Non-Current Liabilities                  790,000         790,000
                        Total Liabilities                            1,406,800       1,680,179
                        Net Assets                                  10,356,509      13,191,258
                        Equity
                        Share capital                               63,678,284      63,678,284
                        Accumulated losses                        (53,321,775)    (50,487,026)
                        Total Equity                                10,356,509      13,191,258




This statement of financial position is to be read in conjunction with the notes to and forming part of the financial statements, as set on pages 8 to 9.



STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 31 DECEMBER 2002



                                                                                   Consolidated
                                                                        31 December 2002    31 December 2001

            Cash Flows From Operating Activities                               $                   $
            Cash receipts in the course of operations                            518,084             637,839
            Cash payments in the course of operations                        (2,414,631)         (1,843,643)
            Interest received                                                    263,560             196,634
            Net cash used in operating activities                            (1,632,987)         (1,009,170)
            Cash Flows From Investing Activities
            Proceeds from sale of property, plant and equipment                   64,198                   -
            Payments for property, plant and equipment                         (191,454)           (288,321)
            Payments for research & development                              (1,227,907)           (573,990)

            Payments for mining interests                                      (137,695)           (214,212)
            Security deposits refunded/ (Payments for security deposits)             196             (2,377)

            Net cash used in investing activities                            (1,492,662)         (1,078,900)


            Cash Flows From Financing Activities
            Proceeds from issues of shares                                            -           16,047,491
            Share issue costs                                                         -          (1,146,618)
            Net cash provided by financing activities                                 -           14,900,873



               Net increase/(decrease) in cash held                         (3,125,649)           12,812,803
               Cash at the beginning of the financial period                 11,896,720              578,056

               Cash at the end of the financial period                        8,771,071           13,390,859


The statement of cash flows is to be read in conjunction with the notes to and forming part of the financial statements, as set out on pages 8 to 9.


NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2002



1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies, which have been adopted in the preparation of these financial statements, are:

Basis of preparation

The half year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views. This half-year financial report is to be read in conjunction with the 30 June 2002 Annual Financial Report and any public announcements by the Company during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and does not take into account changing money values nor, except where stated, current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those applied in the 30 June 2002 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.


2. SHARE CAPITAL


                                                                                             31 December       30 June
                                                                                                 2002           2002
  (a) Issued And Paid Up Capital                                                                   $              $
  Opening balance 168,193,841 ordinary shares (1 July 2001: 109,950,709 ordinary             63,678,284    48,140,623
  shares)
  Add the following share issues: -
  27,514,400 ordinary shares issued in July 2001 at GBP0.14 ($0.384) per share                       -    10,570,861
  Exercise of options
  Options exercisable at $0.20 resulting in the issue of 26,509,919 ordinary shares                   -     5,301,984
  Options exercisable at $0.30 resulting in the issue of 4,218,773 ordinary shares                    -     1,265,632

                           Less share issue costs - AIM listing                                       -    (1,600,816)

  Closing balance 163,193,841 ordinary shares (30 June 2002: 168,193,841 ordinary            63,678,284    63,678,284
  shares)





          (b) Options                                                         31 December 2002     30 June 2002
                                                                                   Number           Number
          The following share options were on issue at 31 December 2001: -
          Exercisable on or before 30 November 2002 at $0.75 each                             -     1,000,000
          Exercisable on or before 28 February 2003 at $0.20 each                    10,000,000    10,000,000
          Exercisable on or before 31 August 2003 at $1.00 each                       2,700,000     2,700,000
          Exercisable on or before 30 November 2003 at $1.00 each                       900,000       900,000
          Exercisable on or before 30 November 2003 at $0.56 each                       700,000       850,000
          Exercisable on or before 28 February 2004 at $0.47 each                       200,000       200,000
          Exercisable on or before 30 July 2005 at $1.00 each                         1,100,000     1,100,000
          Exercisable on or before 30 July 2005 at $0.47 each                           150,000       150,000
          Exercisable on or before 31 October 2005 at $0.61 each                        400,000       400,000
          Exercisable on or before 31 March 2005 at $0.30 each .                        100,000             -
                                                                                     16,250,000    17,300,000




3. SEGMENTS


                         Environmental           Mining and           Research and       Unallocated    Consolidated
                           Consulting            exploration          development of
                                                                      Environmental
                                                                      Technologies
  31 December 2002              $                 $                     $                  $               $
  Total revenue                   626,501                   480                      -        323,581         950,562

  Segment                        (45,014)             (138,849)            (1,227,907)    (1,422,978)     (2,834,748)
  operating
  results

  Segment assets                1,845,502                69,772                      -      9,848,035      11,763,309

  31 December 2001
  Total revenue                   453,376               101,162                      -        220,605         775,143

  Segment                          66,172             (242,622)              (573,990)    (1,223,154)     (1,973,594)
  operating
  results

  Segment assets                1,881,342               212,183                      -     14,303,438      16,396,963


4. CONTINGENT LIABILITIES



There were no changes in contingent liabilities since 30 June 2002.





DIRECTORS' DECLARATION


In the opinion of the directors of Virotec International Ltd: -


(a) The financial statements and notes, set out on pages 5 to 9, are in accordance with the Corporations Act 2001, including

(i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2002 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and
(ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
Dated at Gold Coast this 6th day of March 2003.

Signed in accordance with a resolution of the directors:





Brian Sheeran                   Bruno Bamonte
Chairman                        Director

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF VIROTEC INTERNATIONAL LTD


Scope

We have reviewed the financial report of Virotec International Ltd for the half-year ended 31 December 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 5 to 10. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half year or from time to time during the half year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, test of accounting records or tests of responses to enquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance given is less than given in an audit. We have not performed an audit and accordingly we do not express an audit opinion.


Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Virotec International Ltd is not in accordance with:

(a)   the Corporations Act 2001, including:
     (i) giving a true and fair view of consolidated entity's financial position as at 31 December 2002 and of its performance for the year ended on that date; and

     (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and
(b)     other mandatory professional reporting requirements in Australia.


KPMG




P G Steer
Partner

Gold Coast
6 March 2003




Note:

Copies of these financial reports are available free of charge from:

The Company Secretary
Virotec International Ltd
(ABN 81 004 801 398)
Building 50B Pinewood Drive
Sanctuary Cove QLD 4212
Australia
Telephone: +617 5530 8014
Email: mail@virotec.com


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     6 March 2003